EXHIBIT 99.1

Lombard Medical Enrolls First Patient in ARCHYTAS Global Clinical Registry

IRVINE, Calif., April 22, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the enrollment and treatment of the first patient in the ARCHYTAS global registry. An 89-year-old male with a 64mm aneurysm and challenging 75 degree aortic neck angulation was treated with Lombard Medical's Aorfix™ Endovascular Stent Graft in Girona, Spain.

"Aorfix was deployed easily with a favorable acute outcome and the patient is doing well," said Dr. Omar Andres Navarro, Chief of Service, Vascular and Endovascular department at Dr. Joseph Trueta University Hospital, who treated the patient. "We look forward to monitoring the long-term results of this case and are excited to enroll additional patients into this important study."

The ARCHYTAS registry is a global, randomized, single-arm prospective registry designed to quantify the clinical outcomes of EVAR with Lombard Medical's Aorfix in a broad cross-section of patients with AAAs. The registry plans to enroll up to 500 patients at 50 sites worldwide and will follow patients for 5 years. Outcome measures include success at 12 months, freedom from: sac expansion, type I and III endoleaks requiring re-intervention, rupture, conversion to open surgery, graft migration and limb occlusion. The study is led by Vincent Riambau, M.D., Ph.D., Professor and Chief of the Vascular Surgery Division at the Thorax Institute, Hospital Clinic at the University of Barcelona, Spain.

"ARCHYTAS is the first post-market registry to include AAA patients with both straightforward and highly angulated anatomies," said Simon Hubbert, CEO of Lombard Medical. "We are confident that ARCHYTAS, in conjunction with other ongoing studies, will firmly establish Aorfix as the only stent graft both indicated and clinically demonstrated to treat the most diverse range of AAA patient anatomies."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Susan Heins (Media)
         Tel: +1 949 370 8500 / matt@purecommunciationsinc.com
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000